Exhibit 99(a)(5)(A)

Düsseldorf, February 21, 2006

Ad hoc Announcement

Ref.: Takeover offer for Endesa, S.A.

E.ON AG: takeover offer for 100 percent of Endesa, S. A., for 27.50 Euros per share

E.ON AG has decided to make a takeover offer for 100 percent of the shares and American depositary shares of Endesa, S. A., for a price of 27.50 Euros per share in cash.

E.ON AG (“E.ON”) will today issue a takeover offer for 100 percent of the shares and American depositary shares of Endesa, S. A. (“Endesa”), for a price of 27.50 Euros per share in cash or approx. 29.1 billion Euros in total. The total transaction volume is approx. 55.2 billion Euros, including net financial liabilities, provisions, and minority interests of approx. 26.1 billion Euros disclosed by Endesa as of December 31, 2005.

If Endesa shareholders are paid a dividend prior to the transaction’s completion, the offer price of 27.50 Euros per share will be reduced by the amount of the per-share dividend.

The offer is subject to the following conditions:

1.	E.ON must, in response to this offer, acquire at least 529,481,934 Endesa shares, equal to 50.01 percent of Endesa’s capital stock.

2.	The annual general meeting of Endesa must pass the following changes to Endesa’s Articles of Association:

a.	Change Article 32 to eliminate all limitations on the exercising of voting rights;

b.	Change Articles 37 and 38 to eliminate the requirements regarding categories of Directors and the composition of Board of Directors;

c.	Change Article 42, to eliminate the prerequisites for the appointment of Endesa’s Directors or Chief Executive Officer.

E.ON will submit its offer to the CNMV, Spain’s securities regulator this morning, after which it will issue additional information.

This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 453.

This release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.